December 11, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Value Opportunities Fund, Inc.

Pre-Effective Amendment No. 60

Securities Act File No. 002-60836

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, BlackRock Value Opportunities Fund, Inc. (the “Registrant”) requests acceleration of the effective date of Post-Effective Amendment No. 60 to its Registration Statement on Form N-1A (File No. 002-60836) (the “Amendment”) so that the Amendment is declared effective on Friday, December 15, 2017, or as soon as practicable thereafter. BlackRock Investments, LLC, the principal distributor of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Elliot J. Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138 or Bissie K. Bonner of Willkie Farr & Gallagher LLP at (212) 728-8955.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 11, 2017

Very truly yours,

BlackRock Value Opportunities Fund, Inc.

By:	/s/ Benjamin Archibald
	Name:	Benjamin Archibald
	Title:	Secretary

BlackRock Investments, LLC

By:	/s/ Gregory Rosta
	Name:	Gregory Rosta
	Title:	Vice President,
Chief Compliance Officer